

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2015

Via e-mail
Joseph B. Armes
Chief Executive Officer
CSW Industrials, Inc.
5400 Lyndon B. Johnson Freeway
Suite 1300
Dallas Texas, 75240

>   **Re: CSW Industrials, Inc.**
>   **Amendment No. 1 to Form 10-12B**
>   **Filed July 21, 2015**
>   **File No. 001-37454**

Dear Mr. Armes:

We have reviewed your filing and have the following comments.

Exhibit 99.1

Capitalization, page 44

1. Footnote (3) to this table assumes that Capital Southwest will contribute $0 to CSWI. Please revise to indicate the approximate amount anticipated to be contributed, or leave this amount blank until the correct amount may be determined and placed into a pre-effective amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

Unaudited Pro Forma Condensed Combined Statement of Operations, page 49

2. Please revise your statement to present pro forma earnings per share and the number of shares used to compute the pro forma per share data.

Note (b), page 49

3. Please revise your footnote to disclose the preliminary purchase price allocation that underlies your adjustments. Additionally, please expand your disclosure to quantify and describe the working capital adjustments you refer to.

Note (d), page 49

4. Please revise your footnote to disclose the amount of debt incurred to finance the Strathmore acquisition and the related net proceeds. Please also tell us what the $1.9 million adjustment to cash represents.

Note (f), page 49

5. It is unclear to us whether this adjustment is intended to represent the type of adjustments contemplated by Instruction 4 to Rule 11-02(b) of Regulation S-X.   If so, please clarify that such expenses were previously allocated on a basis that is no longer deemed reasonable by management.   Otherwise, it appears that certain elements of this pro forma adjustment may not be factually supportable and may instead represent projections. If so, such information may be discussed in your pro forma footnotes but without actual pro forma adjustment.   Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 53

6. We note your response to comment 6 of our letter dated July 14, 2015. Please revise your MD&A to discuss the portion of your products that are made by third parties and the attendant impact on your results of operations, including your profit margins. Please also file your contracts, if any, with the third-party manufacturers of the products for your Industrial Products Segment as material contracts. See Item 601(b)(10) of Regulation S-K.

7. Please revise to disclose the amount by which your line items were impacted by acquisitions rather than organic growth. Please refer to comment 4 of our letter dated July 14, 2015.

Liquidity and Capital Resources, page 62

8. Please revise to discuss the impact that the assumption of the pension liabilities of Capital Southwest will have on your liquidity. Please also clarify your reference to "[y]our greater scale following the Share Distribution."

Critical Accounting Estimates and Judgments, page 68

Goodwill, page 68

9. We note your response to prior comment 13 and the revision to your registration statement. Please revise your disclosure to state, if true, that the estimated fair values of

the other seven reporting units substantially exceed their respective carrying values. Otherwise, please disclose the amount by which reporting unit fair values exceed their carrying values.

Business, page 73

Domestic and International Sales and Long-Lived Assets, page 83

10. It appears that the net revenues in your table for the fiscal years ended March 31, 2014 and 2013 do not agree with your historical financial information. Please revise your registration statement as appropriate.

Compensation of Executive Officers, page 92

Summary Compensation Table, page 100

11. Please revise to place the discretionary bonus that you disclose in footnotes 7 and 8 in a separate column. Please refer to Item 402(c)(2)(iv) of Regulation S-K.

Distribution Agreement, page 108

Indemnification, page 109

12. You state that the liabilities that you and Capital Southwest will indemnify each other against include all liabilities arising out of the business of Capital Southwest other than the CSWI Businesses. Please revise to clarify which entity will be providing indemnification will regard to the business of Capital Southwest, and please advise whether either party will be providing indemnification regarding the operation of your business. Please also clarify whether there are any limits on the level of indemnification that you or Capital Southwest may provide.

Audited Combined Financial Statements of the CSWI Businesses, page F-2

Note 7. Intangible Assets, page F-18

13. We note your response to prior comment 32 and the revision to your registration statement. In regard to your intangible assets subject to amortization, please revise your footnote to also provide:

- the accumulated amortization, by major intangible asset class; and

- the aggregate amortization expense for the year ended March 31, 2015.

Refer to ASC 350-30-50-2a and ASC 350-30-55-39.

Note 24. Segments, page F-32

14. We note your response to prior comment 36. Based upon your response, please expand your disclosure to state that it is impracticable to provide revenue by product line. Refer to ASC 280-10-50-40.

15. Please disclose information about geographic areas as contemplated in ASC 280-10-50-41.

Audited Financial Statements of Strathmore Products, Inc., page F-36

Independent Auditors' Report, page F-36

16. Strathmore's audit opinion mentions a report on supplementary information. Please tell us what supplemental information the audit opinion is referring to.

Unaudited Financial Statements of Strathmore Products, Inc.

17. Please revise your registration statement to also include the unaudited interim financial statements as of, and for the three months ended, March 31, 2014.

You may contact Dale Welcome at (202)551-4413 or Kevin Stertzel at (202)551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Jay Ingram at (202)551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: R. Scott Cohen (*via e-mail*)
       Jones Day